UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER

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(Check One):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☑Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: April 2, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EMS Technologies, Inc.

Full Name of Registrant

Former Name if Applicable

660 Engineering Drive

Address of Principal Executive Office (Street and Number)

Norcross, GA 30092

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company cannot timely file its Quarterly Report on Form 10-Q for the period ended April 2, 2005 due to reasons that could not be eliminated without unreasonable effort or expense. Due principally to the commitment of internal and external resources required for the timely filing on May 2, 2005 of the Company’s annual report on its internal control over financial reporting, and of the required attestation report of the Company’s independent registered public accounting firm, the Company has been unable by the prescribed due date to complete is Quarterly Report and obtain the review thereof by its external auditors. The Company intends and expects to file its Quarterly Report on Form 10-Q no later than fifth calendar day following the prescribed due date.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary Shell	770	729-6512
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The statement of operations has not been completed at this time and therefore information on changes in our financial results as compared to the corresponding period for the last fiscal year is not available. On May 17, 2005, the Company intends to announce its financial results for its first fiscal quarter ended April 2, 2005. The statement of operations for the fiscal quarter ended April 2, 2005 expected to be included in the Form 10-Q is expected to be consistent with the results of operations for such fiscal period as set forth in the May 17, 2005 news release.

EMS Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 13, 2005	By:	/s/ Don T. Scartz Don T. Scartz Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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